04002417

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FEB 27 2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41272

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cardinal Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Brickell Key Drive, Suite #102
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hershel F. Smith 305-373-4700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dennis S. Benimoff
(Name – *if individual, state last, first, middle name*)

351 South Cypress Road #210	Pompano Beach	FL	33060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3.18.2004

OATH OR AFFIRMATION

I, Hershel F. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cardinal Capital Management, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman/CEO

Title

Notary Public

CAROL CARDWELL
Notary Public - State of Florida
My Commission Expires Mar 19, 2005
Commission # CC990753

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independant Auditors Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARDINAL CAPITAL MANAGEMENT, INC.

FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2003

CONTENTS

DENNIS S. BENIMOFF
CERTIFIED PUBLIC ACCOUNTANT
351 S. CYPRESS ROAD, SUITE 210
POMPANO BEACH, FL 33060
(954) 942-1120

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Cardinal Capital Management, Inc.
Miami, Florida

I have audited the accompanying statement of financial condition of Cardinal Capital Management, Inc.(the Company) as of December 31,2003, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cardinal Capital Management, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Dennis S. Benimoff, CPA
DENNIS S. BENIMOFF, CPA

Pompano Beach, Florida
February 23, 2004

CARDINAL CAPITAL MANAGEMENT, INC.
BALANCE SHEET
DECEMBER 31, 2003

ASSETS

Cash	$ 27,454
Deposit from clearing broker	100,019
Certificates of Deposit	217,995
Receivable from clearing broker	32,265
Miscellaneous receivables	3,000
Securities at market value	1,812
Due from affiliate	50,827
Prepaid expenses	37,832
Property and equipment(net of accumulated depreciation of $225,133)	112,356
TOTAL ASSETS	$ 583,560

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable, accrued expenses, and other liabilities	$ 232,586
Commissions payable	36,188
TOTAL LIABILITIES	268,774
CONTINGENCIES (NOTE 9)	
STOCKHOLDERS' EQUITY:	
Common stock - $1.00 par value, 1,000 shares authorized, 135 shares issued and outstanding	135
Additional paid-in capital	4,122,814
Accumulated deficit	(3,808,163)
TOTAL STOCKHOLDERS' EQUITY	314,786
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 583,560

See accompanying notes and independent auditor's report

CARDINAL CAPITAL MANAGEMENT, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES:	
Commissions	$ 1,977,352
Financial Advisory Fees	103,425
Investment Banking	77,350
Interest	28,165
Trading Loss	(6,894)
Other revenue	244,318
	2,423,716
EXPENSES:	
Employee compensation and benefits	1,702,614
Clearing charges	252,466
Customer Unsecured Debits Expense	272,042
Professional Fees	188,505
Communications and data processing	197,377
Travel & entertainment	77,819
Rent	240,801
Insurance	74,960
Regulatory fees and expenses	57,234
Mediation Expense	29,139
Depreciation	35,519
Other operating expenses	157,885
	3,286,361
NET LOSS	$ (862,645)

See accompanying notes and independent auditor's report

CARDINAL CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31,2003

	COMMON STOCK		ADDITIONAL PAID-IN	ACCUMULATED
	SHARES	AMOUNT	CAPITAL	DEFICIT
Balance-January 1, 2003	135	$ 135	$ 3,555,899	$ (2,945,518)
Additional Capitalization			566,915	
Net Income (Loss) January 1, 2003 to December 31, 2003				(862,645)
Balance-December 31, 2003	135	$ 135	$ 4,122,814	$ (3,808,163)

See accompanying notes and independent auditor's report

CARDINAL CAPITAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (862,645)
Adjustments to reconcile net income to net cash provided (used) by operations:	
Depreciation	35,519
Decrease in deposit from clearing broker	35,603
Decrease in Restricted Cash	97,448
Increase in Certificates of Deposit	(3,462)
Decrease in receivable from broker	145,007
Increase in miscellaneous receivables	19,417
Decrease in securities at market value	68,608
Increase in due from affiliate	(36,335)
Decrease in due from officers	65,964
Decrease in prepaid expenses	1,073
Decrease in accounts payable, accrued expenses and other liabilities	(130,042)
Decrease in commissions payable	(54,905)
Net cash used in operating activities	(618,750)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Decrease in security deposit	56,408
Net cash flows from investing activities	56,408
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	566,915
Net cash flows from financing activities	566,915
Net decrease in cash	4,573
CASH AT JANUARY 1, 2003	22,881
CASH AT DECEMBER 31, 2003	$ 27,454

See accompanying notes and independent auditor's report

CARDINAL CAPITAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

SUPPLEMENTAL CASH FLOW DISCLOSURES

Cash paid during the year for:	
Interest	$ -

See accompanying notes and independent auditor's report

CARDINAL CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2003

There are no changes in liabilities subordinated to claims of general creditors since there was no subordinated debt at any time during the period.

See accompanying notes and independent auditor's report

CARDINAL CAPITAL MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 – BUSINESS AND ORGANIZATION

The Company is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the National Association of the Securities Dealers, Inc. The Company is a wholly owned subsidiary of Cardinal Capital Net., Inc (CCN).

The Company acts as an introducing broker through a clearing arrangement with a clearing broker-dealer on a fully disclosed basis. This broker-dealer provides clearing services, handles funds of the Company's customers, holds securities, and remits customer account activity statements to the Company's customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

RECOGNITION OF COMMISSION INCOME

Securities transactions are recorded for financial statement purposes on a trade-date basis with related commission income and expenses recorded on a trade-date basis.

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable when the asset and liabilities are recovered or settled.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Maintenance, repairs and minor improvements are charged to expense in the year incurred. Depreciation is computed by the modified accelerated cost recovery system. Assets are depreciated at the statutory rate provided.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities & Exchange Commission's uniform Net Capital Rule (Rule 15c3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2003, the ratio of aggregate indebtedness to net capital was 2.39 : 1 and net capital was $ 112,446, which exceeded the minimum net capital requirement by $ 62,446.

On January 13, 2003, the Company notified the Securities and Exchange Commission and the NASD Regulation, Inc. of its net capital deficiency at December 31, 2002. The net capital deficiency was subsequently cured and the Company was in compliance with regulatory net capital as of January 31, 2003. The Company achieved compliance with net capital requirements through infusions from the Parent consisting of $320,000 of cash.

The Company is in the process of notifying the Securities and Exchange Commission and the NASD Regulation, Inc., of a net capital deficiency that existed at December 30, 2003. The net capital deficiency was subsequently cured, and the Company was in compliance with regulatory net capital as of December 31, 2003. The Company achieved compliance with net capital requirements through capital infusions from the Parent consisting of $75,000 of cash.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2003, consisted of the following:

Furniture & fixtures	$ 92,592
Office equipment	225,869
Leasehold improvements	19,028
	337,489
Less accumulated depreciation	(225,133)
	$112,356

Depreciation expense for 2003 was $ 35,519.

NOTE 5- INCOME TAXES

A deferred tax asset in the amount of $1,489,000 has been recorded to recognize the benefits of tax loss carryforwards at December 31, 2003. The deferred tax asset is offset by a valuation allowance in the same amount, because the Company believes it is more likely than not that future tax benefits will not be realized. Realization of the deferred tax asset is dependent on generating sufficient taxable income in the future. The amount of the deferred tax asset considered realizable could change in the near term if estimates of future taxable income are increased. The Company has net operating loss carryforwards of approximately $ 3,958,000 for income tax purposes, which expire in the years 2018 through 2023.

The tax provisions (benefits) differ from amounts that would be calculated by applying federal statutory rates to income (loss) before income taxes because the Company is subject to state income taxes.

NOTE 6 – LEASE COMMITMENTS

The Company is committed under operating leases for office space and a photocopier machine.

Total rent expense for 2003 was $240,801.

The Company's minimum annual lease payments under non-cancelable operating leases are as follows, as of December 31, 2003:

YEAR ENDING	AMOUNT
December 31, 2004	$ 89,901
December 31, 2005	2,475
Total minimum future lease payments	$ 92,376

NOTE 7- RELATED PARTY TRANSACTIONS

Under a rent-sharing agreement between the Company and CCN effective on May 1, 2003, the Company and CCN agreed to share rent expense in 2003 for its Miami office. Per the agreement, CCN paid five months of rent expense totaling $24,947, and the Company paid three months of rent expense totaling $16,237. The Company has a balance due from CCN in the amount of $ 50,827 at December 31, 2003. The Company files a consolidated income tax return with CCN. The officers of the Company are also the officers of CCN and have a direct ownership interest in CCN.

NOTE 8 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit-worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 9- CONTINGENCIES

The Company is involved in the litigation, arbitration, and regulatory actions discussed below.

(Case A) Two plaintiffs together filed a lawsuit against the Company for breach of contract and seek punitive damages regarding their purchase and sale of shares in one corporation. The Company intends to file a motion to dismiss the lawsuit and compel arbitration instead.

(Case B) Two plaintiffs together filed a lawsuit seeking damages of approximately $26,000 for alleged losses in their brokerage account. The Company filed a motion to dismiss the lawsuit and compel arbitration instead.

(Case C) Two plaintiffs together seek $500,000 in damages for claims of conversion, breach of duty, unjust enrichment, constructive trust, and equitable trust. A court granted the Company's motion for summary judgment and thereby dismissed the plaintiffs' claims. The Company also filed a motion to recover its fees and costs, on which motion the court has not yet ruled. The plaintiffs then filed a motion to reconsider. If approved by the court, the latter motion would cause the plaintiffs' lawsuit to continue to trial.

(Case D) A former employee of another firm, the assets of which the Company's parent acquired, filed with the NASD an arbitration claim against the Company. The plaintiff seeks recovery of his allegedly unpaid commissions – totaling over $50,000 -- and damages for the Company's allegedly interfering with his client relationships.

(Case E) A former employee has instituted an arbitration claim against the Company, seeking damages of $180,000 and punitive damages of $500,000. The former employee alleges that the Company's termination notice to her was defamatory and that the Company failed to offer her health-insurance continuation as required by COBRA.

The Company is vigorously defending its position in Cases A through E, discussed above. In addition, the Company has in force a Securities Broker/Dealer Professional Liability Insurance policy that provides coverage – up to a certain limit per case and per policy-year – for the Company's share of damages in such cases, after the Company pays a $50,000 deductible per case.

(Case F) The Company has received notice of the NASD's intention to obtain from the Company a Letter of Acceptance, Waiver, and Consent in response to the 2003 NASD examination of the Company and its principals. The Company is negotiating with the NASD regarding potential violations and potential sanctions.

After discussing Cases A – F with its legal counsel, management of the Company believes that it is not possible to estimate the amount or range of any loss that the Company might incur from Cases A - F. As a result, the accompanying financial statements reflect no accrual for any losses that the Company might incur from Cases A - F.

SUPPLEMENTARY INFORMATION

DENNIS S. BENIMOFF
CERTIFIED PUBLIC ACCOUNTANT
351 S. CYPRESS ROAD, SUITE 210
FT. LAUDERDALE, FL 33309
(954) 942-1120

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Cardinal Capital Management, Inc.
Miami, Florida

I have audited the accompanying financial statements of Cardinal Capital Management, Inc. as of and for the year ended December 31, 2003, and have issued my report thereon dated February 23, 2004. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 13, 14, 15,16 and 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DENNIS S. BENIMOFF, CPA

Pompano Beach, Florida
February 23, 2004

CARDINAL CAPITAL MANAGEMENT, INC.
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
DECEMBER 31,2003

COMPUTATION OF NET CAPITAL

Total stockholders' equity		$ 314,786
Deductions and/or charges:		
Non-allowable assets:		
Due from affiliate	$ 50,827	
Prepaid expenses	37,832	
Property and equipment	112,356	
Penalty on Early Withdrawal of Certificates of Deposit	1,053	
Total deductions and/or charges	$ 202,068	(202,068)
Net capital before haircuts on securities positions		112,718
Haircuts on securities		
(computed where applicable, pursuant to rule 15c3-1(f))		
Trading and investments securities – stocks, warrants, and bonds	$ 272	
Undue concentrations	-	
Total haircuts on securities	$ 272	(272)
NET CAPITAL		$ 112,446

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital required (greater of a or b)	$ 50,000
a. Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 17,918
b. Minimum dollar amount of net capital required	$ 50,000
Excess net capital	$ 62,446

CARDINAL CAPITAL MANAGEMENT, INC.
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
DECEMBER 31,2003

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items included in statement of financial condition

Accounts payable, accrued expenses and other liabilities	$	232,586
Commissions payable		36,188
Total aggregate indebtedness	$	268,774
Ratio of aggregate indebtedness to net capital		2.39

CARDINAL CAPITAL MANAGEMENT, INC.
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
DECEMBER 31, 2003

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The adjustments to the FOCUS Report, Part IIA, Form X – 17A5 (Allowable and Nonallowable Assets), as filed for the period ended December 31, 2003, are as follows:

	Unaudited	Adjustments	Audited
Allowable Assets	$381,492	$ -	$381,492
No adjustments		-	
	381,492	-	381,492
Nonallowable assets	201,015	-	202,068
Increase by penalty on early withdrawal of CDs		1,053	
Increase in due from affiliate		50,827	
Decrease in miscellaneous receivables		(50,827)	
Total Assets	201,015	1,053	202,068
	$582,507	$ 1,053	$583,560

CARDINAL CAPITAL MANAGEMENT, INC.
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
DECEMBER 31,2003

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The adjustments to the FOCUS Report, Part IIA, Form X-17A-5 (Aggregate indebtedness, other liabilities and stockholders' equity) as filed for the period ended December 31, 2003 are as follows:

	Unaudited	Adjustments	Audited
Aggregate indebtedness	$ 272,099	$ -	$ 268,774
Decrease in accruals and payables		(3,325)	
	272,099	(3,325)	268,774
Stockholders Equity	310,408	-	314,786
Increase in nonallowable assets		1,053	
The effect of above adjustments on net income		3,325	
	310,408	4,378	314,786
Total	$ 582,507	$ 1,053	$ 583,560

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements and Information relating to the Possession or Control Requirements under Rule 15c3-3, Cardinal Capital Management, Inc. qualified for exemption under subparagraph (k) (2) (ii) of the Rule.

DENNIS S. BENIMOFF
CERTIFIED PUBLIC ACCOUNTANT
351 SOUTH CYPRESS ROAD, SUITE 210
POMPANO BEACH, FL 33060
(954) 942-1120

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Cardinal Capital Management, Inc.
Miami, Florida

In planning and performing my audit of the financial statements and supplemental schedules of Cardinal Capital Management, Inc. (the Company) for the year ended December 31, 2003, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Dennis S. Benimoff, CPA

DENNIS S. BENIMOFF, CPA

Pompano Beach, Florida
February 23, 2004